FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Atna Resources Ltd.

Suite 250, 14142 Denver West Parkway

Golden, CO 80401

Item 2.	Date of Material Change

January 31, 2014

Item 3.	News Release

The news release was disseminated through PR Newswire on January 31, 2014.

Item 4.	Summary of Material Change

Atna Resources announces $22,000,000 Secured Credit Facility.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Atna Resources Ltd. (“Atna” or the “Company”) has entered into a US$22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, L.P. (“Waterton”). Atna will use this new credit facility to repay the outstanding amount of approximately C$18.1 million owing to Sprott Resource Lending Partnership (“Sprott”) under the Company’s existing secured credit facility and for general working capital purposes.

Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) the date that is 24 months following the date of the Agreement (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the credit facility, and (ii) if the payment date occurs on or after the first anniversary of the date of the Agreement, Atna will pay an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a cash structuring fee of USD$440,000 and, after receipt of approval from the TSX, issued to Waterton 10,000,000 common-share purchase-warrants (the “Lender Warrants”). Each Lender Warrant entitles Waterton to acquire one common share of the Company at an exercise price of CDN$0.25 per common share for a period of three years following the issue date. The Lender Warrants will be subject to a four- month hold period in Canada.

For additional information on Atna Resources please visit our website at www.atna.com.

This material change report contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, including statements relating to the use of proceeds of the credit facility. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mine development and production operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

James Hesketh
President and Chief Executive Officer
Phone (303) 278-8464 (Ext.3836)

Item 9.	Date of Report

February 7, 2014

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